UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

IGNYTA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

451731103

(CUSIP Number of Class of Securities)

Jonathan E. Lim, M.D.

President and Chief Executive Officer

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

(858) 255-5959

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Michael E. Sullivan

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ignyta, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Abingdon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price equal to $27.00 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 10, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) The subsection “Certain Litigation” on page 52 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Certain Litigation.

On January 12, 2018, plaintiff Wimberly Ventures, LLC (“Wimberly”) filed a class action lawsuit captioned Wimberly Ventures, LLC v. Ignyta, Inc., et al., No. 3:18-cv-00082-BEN-BGS, against the Company and its directors Jonathan E. Lim, James Bristol, Heinrich Dreismann, Steven Hoerter, Alexander Casdin, and James Freddo (collectively, the “Individual Defendants”) in the United States District Court for the Southern District of California. On January 19, 2018, a second plaintiff, Anthony Franchi (“Franchi”), filed a class action lawsuit captioned Franchi v. Ignyta, Inc., et al., No. 3:18-cv-00131-DMS-JLB, against the Company and the Individual Defendants, as well as Parent and Purchaser, in the same court. On January 22, 2018, a third plaintiff, Edilberto Diaz (“Diaz”) filed an action captioned Diaz v. Ignyta, Inc., et al., No. 3:18-cv-00157 (S.D. Cal.), against the Company and the Individual Defendants in the same court.

Each of the complaints alleges violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 14a-9 based upon alleged material misstatements or omissions in the Recommendation Statement relating to the tender offer by which the Company would be acquired by Purchaser. The complaints include demands for, among other things, an injunction preventing defendants from closing the Merger, or rescinding the transaction or awarding damages to plaintiffs and other class members if the Merger is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which have previously been filed or are being filed as Exhibits (a)(14), (a)(15) and (a)(16) to the Schedule 14D-9, and are incorporated herein by reference.

Additional lawsuits may be filed against the Company or Purchaser and/or any of their respective parents, affiliates, or directors in connection with the Merger.”

(b) The fifth sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 52 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“As of 11:59 p.m., Eastern Time, on January 23, 2018, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(15)*	Plaintiff’s original complaint filed by Anthony Franchi, on behalf of himself and all others similarly situated, on January 19, 2018, in the United States District Court, Southern District of California.

(a)(16)*	Plaintiff’s original complaint filed by Edilberto Diaz, on behalf of himself and all others similarly situated, on January 22, 2018, in the United States District Court, Southern District of California.

*    Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ignyta, Inc.

By:	/S/ Jonathan E. Lim, M.D.
Name: Jonathan E. Lim, M.D.
Title: President and Chief Executive Officer

Dated: January 24, 2018